October 26, 2004

Mail Stop 0409

Paul O. Bower
President and Chief Executive Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Suite 300
Memphis, Tennessee 38117

Re:	Education Realty Trust, Inc.
	Registration Statement on Form S-11
	Filed on September 24, 2004
      Registration No. 333-119264

Dear Mr. Bower:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the inclusion of red herring language in the cover page.
Supplementally advise the staff whether you have circulated the prospectus.

2. Please provide supplementally copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff`s review of those items.

3. We note that you cite data from the Education Testing Service, National Center for Education Statistics, Center for the Study of Education Policy, Common Fund for Nonprofit Organizations and other research groups or associations throughout the prospectus. Please provide us with supporting evidence, such as a copy of the published report or study, for this information and specifically highlight the precise information that you relied upon for the disclosure.
Also,
please tell us whether any other reports or studies, other than the
Peterson`s report you licensed were prepared specifically for you. If so, please file appropriate consents pursuant to Rule 436.

4. Please revise generally to minimize the puffery and marketing language used to describe your business plan and management throughout the prospectus, as your repeated use of such language is inappropriate in the prospectus. For example purposes only, please minimize the use of phrases such as:
* Robust marketing practices;
* Proven track record; and
* Unmatched in the industry.
      Please revise accordingly.

5. Please provide supplemental support for qualitative statements about your business and your competitive position. For example,

* Your statements conveying that "Allen & O`Hara is the most experienced owner, manager and developer of student housing" on the cover page and pages 2, 3, 68 and 69.
* Your statement that, "We believe that upon completion of the offering we will be one of the largest private-sector owners and operators of off-campus student housing in the United States" on page
2.
* Your statement that, "We believe that a number of other large national companies may be potential entrants in the student housing business" on page 23.
* Your statement that you introduced the "student hotel" concept on pages 69-70.
* Your statement that "economic circumstances create a substantial opportunity for privatization of ownership" on page 67.

      Please review the entire prospectus with this comment in mind.

Prospectus Cover Page

6. We note your description in the first paragraph that you are continuing the business of Allen & O`Hara, Inc. the most experienced student housing company in the United States. Since the majority of the assets in your portfolio will be comprised of properties you are acquiring from JPI, this disclosure appears inappropriate. Please revise to make this clear.

7. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. At a minimum the cover page should include a discussion of these additional risks:

* that you may make distributions that include a return of capital and may need to borrow to make these distributions;
* that there are limitations on ownership and transferability of your shares;
* that you will be barred from disposing properties of properties as long as initial contributors hold 25% of the OP or the University Towers OP.

Prospectus Summary, page 1

8. The Summary section as written is lengthy and does not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Please revise to provide a brief overview of only the most salient aspects of the transaction deleting any duplicative disclosure. For example, much of your disclosure under the headings, "Our competitive strengths" and "Our business and growth strategy" is repeated in other locations of the summary section. For guidance, refer to Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 33-7497.

Our Company, page 2

9. Please disclose when the company was formed.

10. In the last sentence of the first paragraph you disclose four third party management service clients. Please describe how you chose those clients as representative of your client pool for third party management services and whether they are your top revenue generators for this segment.

11. Please revise your disclosure to clarify the relatively small size of your third party management and advisory services compared to the student communities` leases, in terms of revenues.

12. In bullet point 2 and on page 68 you refer to the fact that the average age of your communities is less than 5 years. Contrary to this statement, it appears that the properties in the JPI portfolio average 5 years and the properties in the Allen & O`Hara portfolio average 9 years in age. Please revise to state these individual portfolio average ages or adjust the total average to what you have disclosed on page 7, an average age of 6 years.

13. We note that the website address you include on page 2 is not operational. Please advise us as to whether you anticipate that the website will be operational prior to the distribution of your preliminary prospectuses.

Our Competitive Strengths, page 3

14. In your third bullet point to this section, you refer to identifying and pursuing attractive investment yields. In your business section, there appears to be no description of how you determine attractive business yields. Revise your disclosure where appropriate to include a description of these yields and how management will calculate or determine these yields.
Our business and growth strategy, page 4

15. We note your disclosure that, with respect to acquisitions, you have developed a "network of industry contacts and relationships" and that you maintain relationships with universities to provide "favored referrals." If you choose to retain this disclosure, please revise to more specifically discuss the precise nature of these relationships. What is the basis of each relationship? Are they formal relationships? What precise benefits has your predecessor received or do you anticipate receiving from such relationships?

Summary Risk Factors, pages 5-6

16. Please revise the fifth bullet point to quantify your debt service obligations.

Our owned and managed student housing communities
Our initial properties, page 6

17. Revise to clarify how many properties JPI will manage for the
90
day interim period, whether it could include all JPI properties and what JPI will charge to manage these properties.

18. Please provide support for your statement that you believe that you will be able to "substantially improve revenue and cash flow from the JPI portfolio utilizing our management experience and proven operating systems." We note, for example, that occupancy rates of the JPI properties are substantially the same as occupancy rates for the Allen & O`Hara properties. In addition, excluding the University
Towers property, which provides food services, the average monthly revenue per available bed is significantly higher for the JPI properties than the Allen & O`Hara properties. Please revise or advise.

Third-party development consulting services, page 8

19. Please clarify what is included in the "aggregate development costs" as disclosed on page 8 and clarify whether these are costs that you have borne.

20. Please disclose if the consulting services are provided directly from your development and consulting company or through your various joint venture arrangements, and clarify if the disclosure relates to the development and consulting company, your various joint ventures, or both.

Structure and Formation of our Company, pages 8-9

21. Please quantify what percentage of revenues you expect to come from your management company/taxable REIT subsidiary, or, if that is not practicable, please supplementally tell us why. Also, please provide a brief description of the term "taxable REIT subsidiary" the first time it is used on page 9, including disclosure of the limitations imposed on TRSs by the REIT rules.
Our operating structure, pages 8-9

22. Please revise to move that portion of the second paragraph on page 9 to the summary risk factor section to highlight the potential tax indemnification should a property be sold and the required amounts of debt that must be held so that the contributors avoid triggering capital gain. Similarly, briefly highlight any debt maintenance restrictions imposed on you by your creditors, primary mortgage holders or revolving credit facility banker.

Formation transactions, page 9

23. Revise your formation transactions disclosure here and on page 123 to clearly explain the role of your sponsor, who the sponsor is and the role of the SPEs and who owns the SPEs. For example, your disclosure on page 121 includes entities and persons such as the four
Jefferson entities directly transferring properties to you, the AOD/Raleigh Residence Hall, LLC, Allen & O`Hara Educational Services,
LLC and Martin Valentine. It is unclear whether there is a sponsor.
Please revise.

24. Include the date JPI and the registrant executed the acquisition agreements.

25. In connection with your description of the gross contract price, please clarify whether other costs or fees are being charged in these transactions and, if so, who is receiving any fees.

26. Please revise your disclosure here and throughout to identify the actual special purpose entities, the owners of these entities, and owners holding any other remaining interests in the Allen & O`Hara Portfolio.

27. We note from your disclosure on page 5 that you have not obtained recent appraisals for these initial properties. Please revise to fully disclose how the consideration given in the Formation Transactions was determined, the bases for these prices and who negotiated these acquisitions.

28. Please revise the organization chart on page 12 to reflect the ownership % of each entity on both an economic and voting basis, if they differ.

29. Supplementally, please provide us with an organization chart showing the ownership of these 21 properties prior to the merger and consummation of the offering. Include the special purpose entities and owners of these entities.

This offering, page 13

30. Revise to clarify that this is a firm commitment underwritten offering.

31. Please revise to briefly describe the directed share program and the underwriting discounts.


Use of Proceeds, page 13

32. Please modify your disclosure here and on page 38 to quantify your estimated use of proceeds and define general corporate purposes.
We note your pro forma balance sheet contains an estimated use of proceeds section. Further, please include the $4.1 million in total fees and costs including $2.1 million in advisory fees specifically to Morgan Keegan & Co. in connection with completing the JPI property portfolio. Refer to Item 504 of Regulation S-K.

Distribution Policy, page 14

33. Please confirm that you are not registering DRiP shares on this registration statement.

Other Data, pages 18 and 46

34. Please advise us, and disclose, if you have combined the operating data, such as units, beds, occupancy, and revenue per available bed for the consolidated properties with that of the unconsolidated properties. We do not object to the separate presentation of data for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. Please revise your presentation in the next amendment, as appropriate.

Risk Factors, page 20

We may not be able to successfully integrate the student housing communities we acquire from JPI, which would preclude us from achieving the occupancy and operating results we expect from this acquisition, page 20

35. Please disclose the portion of your assets going forward represented by the JPI communities that you intend to acquire.

Our results of operations are subject to an annual leasing cycle .
..
.. page 20

36. Please revise the caption to list the other inherent risks.

Use of Proceeds, page 38

37. Please provide the term of the revolving line of credit and state
whether you will assume the indebtedness currently held by JPI and your predecessor. We note from the disclosure that from the offering proceeds you expect to repay approximately $105 million of your mortgage debt secured by some of your properties, but it is unclear
what amount you are assuming or refinancing.   Please revise your
disclosure, if applicable, to include the information required by Instruction 4 to Item 504 of Regulation S-K.



Distribution Policy, page 41

38. Revise the distribution table on page 42 to fill in the blanks for all information available at this time.

39. We refer to the final sentence in the second paragraph on page
41
that states that certain expenditures for improvements of your properties may be delayed if you would otherwise be unable to fund your estimated distribution amounts during the following twelve months. Please disclose that if you do this, the delays could have a significant impact on your ability to maintain your distribution rate following the expiration of the twelve-month period covered by the table.

40. Change your table`s top line item or anchor from income to pro forma net income. Income can be construed as operating income and is inappropriate for this disclosure.

41. As your pro forma net income for 2004 is negative, it appears that you may have to borrow to make some portion of these distributions. Please revise to include the availability of cash under your proposed revolving credit facility and terms, limitations and conditions of this facility. In addition, please tell us supplementally whether you expect to receive a commitment letter for this facility prior to the distribution of red herrings or the effectiveness of the registration statement. If not, please disclose what sources of cash you would have available to fund any shortfalls.

42. Please revise to disclose the estimated portion of your initial distributions that will constitute return of capital.

43. Revise to include disclosure concerning your assumptions about occupancy. We note the occupancy level for the Allen & O`Hara and JPI portfolios averages between 80-90% and all leases are 12 months or less, with a significant portion of these leases totaling 9 months.
Include your discussion of assumptions, how you have adjusted for the leases that are less than 12 months, when you are projecting distributions for the rolling 12 month period.

44. We refer to footnote (2) to the distribution table. Please provide disclosure regarding how you determined the amount of capital expenditures that will be paid during the next twelve months. If this is based on historical expenditures, please disclose the amounts paid during the most recent years in order to support the amount estimated. In addition, if additional expenditures will need to be made in connection with the JPI portfolio during the following twelve months, these additional expenditures should be included. Finally, we note from your disclosure on page 60 that you are required to contribute certain amounts annually to reserves to cover capital repairs and improvements and that such contributions may exceed the historical amounts of capital expenditures. Please disclose whether you have included these required contributions and, if not, why you do not believe they should be included.

45. We refer to footnote (3) to the table. Please expand your footnote disclosure to indicate the nature of the loans included under this heading.
Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 48

Leasing student housing communities, pages 48-49

46. To the extent practical quantify the percentage of the "most" of your leases that commence in mid August as disclosed on page 49.

Third party management services, page 49
Third party development consulting services, page 49

47. Revise both sections to disclose the percentages of revenue generated from these third party services per your 2004 pro forma financial statements.

48. Please provide more detail on the fees charged for these services, including the nature of the obligations by the registrant and third parties, i.e. contractors, the range of the fee percentages and the timing of the payments over the life of the project.
Moreover, explain whether the registrant will employ architects, construct student communities itself or serve as general contractor.

49. Please expand your disclosure and provide a more forward-looking discussion on your third party development consulting services segment. We note that the majority of your development consulting services are performed through joint venture arrangements, which are not consolidated in your operations. What involvement do you have with the consulting services performed by these joint ventures?
Do
you consider the income generated from these joint ventures when managing this segment?

Trends and outlook
Rents and Occupancy, page 49

50. Based on your disclosure in the property section, it appears that
15 of 20 properties (excluding one property with no 2002 occupancy rate) or 75% of your intended portfolio has suffered declining occupancy rates from December 31, 2002 to December 31, 2003. We further note that five of the seven Allen & O`Hara properties suffered a decline in occupancy during the same period. Please revise this section to include management`s insight into this overall decline and the business reasons for this overall decrease.

51. We refer to your statement that your familiarity with the markets in which the JPI properties are located will allow you to increase the occupancy and rental rates for these properties. We note, however, that the majority of the JPI properties are located in markets in which you have no presence. Please revise or advise.



Integration costs related to the acquisition of the JPI portfolio, page 50

52. Please provide a discussion of the additional marketing costs you will bear in connection with the leasing of JPI properties that are located in areas where you do not currently have a presence.

53. Tell us your basis for estimating the incremental operating cost of integrating the JPI portfolio to approximately $0.6 million.
We
note that you experienced an increase in corporate personnel costs of approximately $0.5 million during 2003 due to the addition of four management contract properties in the Fall of 2003. Refer also to page 55.

Student housing property acquisitions, page 51

54. You indicate the use of independent appraisals in connection with your acquisitions. Please advise us of, and disclose, the acquisitions or contributions for which you obtained an independent appraisal.

Results of Operations, page 52
General

55. Revise for each period to include a comparison of net income per segment explaining the components and primary sources of any change between comparable periods.

56. Further, revise to include a separate caption for each period discussing your joint venture activity.

57. Please revise your operating expense reimbursements to describe the types of expenses being reimbursed. For example, for the six months ended June 30, 2004, describe the expenses from the addition of a new contract. Are you referring to the pre-set up and pre-consultation costs before the university approves the contract such as those listed on page 61? or other types of non-development management oriented expenses? Similarly, please provide greater detail into the operating expenses incurred by opening a management contract versus starting a development contract on page 55.

58. In connection with your Nonoperating expenses subcaption, please briefly clarify whether the weighted average interest rate calculation covers all outstanding indebtedness for each comparable time period.

Liquidity and capital resources, page 58

Financing activities, page 58

59. Please clarify to us, and disclose, if both contributions and distributions approximated $1.0 million for the six-month periods ending June 30, 2004 and 2003.

Investing activities, page 58

60. Please advise us, and disclose, why you consider the collection of deferred development consulting service fees as an increase in investing activities rather than an increase in operating activities.

Liquidity Outlook and Capital Requirements, page 59

61. Please discuss in more detail your commitments for capital expenditures during the next 12 months. Include any plans or commitments related to renovation of student housing properties, third party development plans and commitments under any agreements.

62. Please revise the first full paragraph on page 60 to clarify that you do not currently have a credit facility and, to the extent you are unable to secure a facility, you will be dependent upon tapping the capital markets in order to meet your long-term liquidity needs.

63. Disclose the interest rate for the $6 million loan and how JPI Multifamily Investments, L.P. is affiliated with JPI Investment company which appears to be contributing the communities.

Recurring capital expenditures, page 60

64. It is not clear why much of this table has been left blank considering it depicts expenditures made during historical periods.
Please revise to fill in the blanks or advise us as to why it is impossible or impracticable to do so.

Pre-development expenditures, page 61

65. If material to your development segment operations, revise to disclose the specific delays beyond the period initially scheduled and the outcome of the adverse event.

Commitments, page 61

66. Please revise your footnote disclosure to clarify the nature of the indebtedness represented by footnote (2).

67. It does not appear that you have included your obligation to fund annual contributions to your capital reserve account in the table of your contractual obligations. Since your lenders require you to fund these annual contributions, it would appear that those obligations would be included in the table. Please advise, or revise the table.

Off-balance sheet arrangements, page 62

68. Please expand your discussion to include any direct or indirect guarantees related to development consulting services engaged through your joint ventures.
Industry Trends and Outlook, page 65

69. Please specify the date and title of the Educational Testing
Service, National Center for Education Statistics, US Census
Bureau
and any other similar materials you reference in the prospectus.

70. We refer to your statement that 20 of your 21 properties, following completion of this offering, will be located in states that have increasing enrollment levels. Please clarify that less than half of your properties will be located in states identified in the previous sentence that are poised to experience the largest levels of growth.

71. Please confirm the ETS chart on page 66 represent growth in thousands. If so, it is unclear how college enrollment will increase from current levels by 75 million students in each of seven states.
If this represents an aggregate measure, please revise to clarify this chart and the measure by which each state is being compared for
20 years.

72. Please provide support for your statement that college students are staying in college longer prior to graduation than in previous years, and that such trend is expected to continue.

Higher education housing market, page 66

73. Since traditionally all students on college campuses do not seek on-campus dormitory style facilities, it appears that a comparison of total students to available on-campus housing may be unbalanced. If practical, please provide balancing disclosure concerning the number or portion of students who seek on-campus housing and are denied.

Our Business and Properties
Acquisition Strategy, page 71

74. Please disclose whether you intend to expand geographically into new markets or whether you intend to expand within the markets in which you already have a presence.

Our Properties, page 73

75. Please provide the occupancy rate for each of the properties for each of the last five years rather than last two years. See Item 15(a) of Form S-11. Similarly, please revise to include all material disclosure required by Items 15(e), (g) and (h) of Form S-11. Alternatively, please point the staff to where you have provided this disclosure in the prospectus.

Third-party services
Third-party management services, page 98

76. Supplementally, please confirm that none of these properties are owned or partially owned by management or affiliates.

77. Revise to include a discussion of your food operations.   For
example, discuss your food operations in Pebble Beach and for the University Towers.

Third-party development consulting services, page 99

78. Please revise this section to include a table showing the properties for which your predecessor has provided development-consulting services or you are currently providing these services. Further, please explain the relevance of the $226 million and $43 million in aggregate development costs regarding your prior and current fees for consulting services.

Insurance Coverage, page 104

79. We note your disclosure that management believes your insurance limits are appropriate, but that you do not carry insurance for riots or acts of God. Similarly, please revise to include all carved out areas for which you do not carry insurance, such as for environmental risk of loss. For guidance, refer to Instruction 3 to Item 14 of Form S-11.

Management, page 106

80. Please revise to include a summary of business backgrounds for Messrs. Randall Churchey and Monte Barrow from July 2003 until the present and from August 2002 until the present, respectively.

Executive Compensation, page 110

81. Revise to include the summary compensation table information on page 110 and information regarding the terms of the employment agreements on pages 112-114. We note your officers have entered into their employment agreements.

Profit Interests Units, page 112

82. We note that you plan to issue profit interest units. Please revise your disclosure to clarify whether they are or will be exchangeable for shares of your common stock and whether you have any plans to issue these units upon the consummation of the offering.

Policies with Respect to Certain Activities
Investment Policies
Investments in securities or interest in entities primarily engaged in real estate . . ., page 115

83. We note you may engage in trading, underwriting, agency distribution of sales of securities of other issuers in the future.
Please revise to disclose whether you intend to register as a broker-dealer to conduct these activities. Refer to Item 12(e) of Form S-
11. Similarly, please revise to include turnover disclosure pursuant to Item 12(f)


Certain Relationships and Related Party Transactions
Benefits received by our executive officers and directors in our formation transactions, page 120

84. Rather than generally describing Paul Bower, certain others and the LP agreements, please revise to identify each individual party and the specific relationship with such party. Similarly, please delete the cross-reference and provide specific disclosure such as the benefits conveyed to related parties as disclosed on pages 129-
130.

85. It is not clear why you are unable to provide disclosure regarding the amounts paid to Allen & O`Hara`s hotel operations during the years 2001-2003 or the monthly amounts payable under the lease agreement that has been executed. Please revise to disclose this information or explain why it is impossible or impracticable to do so.

86. Please tell us whether your shared services agreement includes your related party disclosure on page F-35 relating to a housing development project manager. If not, please revise to include this disclosure or tell us why you do not believe it is material.

Structure and Formation of Our Company
JPI Portfolio acquisition agreements, page 122

87. Please revise to describe the services provided by Morgan
Keegan.

Formation transactions, page 123
88. So that the material terms of the formation transactions are transparent to readers, please provide here, and elsewhere in the filing, a summary table that identifies each initial property, the historic carrying vale of the property, and the total consideration to be issued in exchange for the property including cash, partnership units, and assumption of debt.

89. Please revise to clearly describe the persons involved in the sale of the one Allen & O`Hara portfolio property, the Management
Company and the Development Company, which may not reflect fair market value.

90. Please expand your disclosure on page 127 to discuss the purpose of the two scenarios describing the sale-leaseback transaction between University Towers Building and University Towers Raleigh.

Principal Stockholders, page 131

91. As soon as practicable, revise the table to include the number of shares beneficially owned by each party.





The Operating Partnership Agreement, page 145
The University Towers Partnership Agreement, page 149

92. Please revise the introductory paragraphs to each section to clarify that you summarized the material terms of the agreements and remove the statement that the summary is not complete.

93. Supplementally, please confirm there are no contractual obligations to make distributions to the University Tower unitholders.

Federal income tax consequences, page 154

94. Please revise to make clear that counsel has opined that you are organized in conformity with the requirements for qualification and taxation as a REIT and that your proposed method of operation will enable you to meet the requirements for qualification and taxation as a REIT for the year ended December 31, 2005 and thereafter.

Underwriting, page 179

95. Refer to the first paragraph under the table under this heading.
Supplementally, please detail all "conditions precedent" that could release the underwriters from their obligations to purchase the shares in the offering.

96. We refer to your statement that "If the underwriters sell more shares than the total number shown in the table" on page 179, they have the option to purchase additional shares from the company. Please revise to make clear that the shares referenced here are to cover overallotments.

97. We note from page 180 that one or more of your underwriters may make an electronic version of your prospectus available on their website. Please identify the underwriters and securities dealers who will be engaged in the electronic distribution of prospectuses and describe their procedures to us supplementally. Alternatively, please confirm that the staff has previously approved of those procedures and that the procedures have not changed since the staff approved them. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

98. Supplementally, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Prior to effectiveness, provide us with copies of all offering information concerning your company or prospectus that will appear on and such third party`s web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

99. In the first paragraph on page 181, you state the your executive officers and directors have agreed to not offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock except in "limited circumstances." Please confirm that the only circumstance would be the issuance of shares in connection with an acquisition provided that the recipient of the shares agrees to be bound by the these lock-up agreements. If there are additional circumstances, so state. Further, describe the conditions, if any, under which JP Morgan and UBS Securities would consent to early termination of the lock-up agreements.

100. Please revise to include separate subcaptions to discuss your
(1) lock-up agreements and any other contractual restrictions on the resale of securities and your (2) 5% directed share plan.

101. Supplementally, please provide copies of the materials that you or the underwriters will distribute in connection with the directed share program.

102. In your discussion of your directed share program, revise to:

* clarify that potential participants are under no obligation to purchase shares until after effectiveness of the registration statement and pricing and
* generally describe who is eligible to participate in the directed share program and please explain how you will determine the prospective recipients of reserved shares.

103. Please supplementally describe the mechanics of how and when these directed or reserved shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number or percentage of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to
"hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program.

Pricing of the Offering, page 181

104. Since there is currently no established trading market for your
shares, please revise to clarify whether any peer group of public REITs, REIT indexes or competitors were analyzed in the process of determining the offering price range and if so, disclose these factors. Further, disclose whether any multiples or ratios of a company`s or industry`s performance were used in determining your
price.   Refer to Item 505(a) of Regulation S-K.

Where you can find more information, page 183

105. Please delete the second sentence of the second paragraph of this section that qualifies any references to contracts or other documents in the prospectus as not complete. Rule 411(a) permits this type of qualification or incorporation by reference only where a summary of a document is required to be included in the prospectus.

Financial Statements
Unaudited Pro Forma Combined Balance Sheet, page F-4
Unaudited Pro Forma Combined Statement of Operations, pages F-5 and
F-6

106. Since Education Realty Trust, Inc. is the registrant, please revise to present their financial information in the first column of the Pro Forma Combined Financial Statements.

107. Please revise the pro forma financial statements to present separate columns for the adjustments related to the offering transaction, the adjustments related to the acquired property transactions and the adjustments related to the debt transactions. Also, please present a separate column for each acquisition, and label each column according to the property acquired, or provide detailed, transparent disclosure for each acquired property (e.g., in a combining table) in the applicable note that then ties to the aggregated adjustment in the financial statements. Disclose the owners for each property prior to the acquisitions, the percentage interests each owned and the percentage interests that are being acquired.

108. Please revise the pro forma combined statement of operations to reflect the income (loss) attributable to the minority unit holders in your Operating Partnership and University Towers Partnership.

Notes to Unaudited Pro Forma Combined Financial Statements, page
F-7

Note 1. Adjustments to the unaudited pro forma combined balance sheet as of June 30, 2004, page F-7

Note 1.(C), Contribution of ownership interests, page F-7

109. Please advise us of, and disclose, the Sponsor`s identity. Also, please provide detailed support to us on how you determined the
Sponsor. In your response and revised disclosure, please include each interest or property being contributed, the percentage of the interest or property being contributed, the contributing parties for each interest, the percentage interest each is contributing, and the consideration exchanged for each contributors` interest. Please advise us why you concluded that the contributed interests should be aggregated and accounted for as though they were a single contribution by a single Sponsor. Indicate how you will account for each contribution by each entity. Cite relevant accounting literature to support your assertions.

110. If you assert common control as your basis to account for any of the formation and structuring transactions using historical cost, please provide detailed support for your assertion for each transaction. With respect to each combining entity, partnership, and property, please summarize for us its ownership interests, explain the rights of each owner, identify the controlling person, and explain the basis for his control.

111. Please advise us, and disclose, if all the entities included in the predecessor financial statements will be contributed to Education
Realty Trust in the formation transaction.

112. You disclose that "These transactions will result in the acquisition of real estate assets...."  Please advise us of, and disclose in the next amendment, if the transactions you reference that result in adjustments to the predecessor financial statements relate solely to the acquisition of the minority interest, or if they also relate to the interests contributed by the Sponsor. Also, the column header related to these adjustments is titled, "Contributed assets." Please revise the title for clarity and in response to this comment.

113. Please advise us of, and disclose:
a) The ownership interest held by the Sponsor and minority holder for each of the contributed or acquired entities;
b) Allocation of both cash and non-cash consideration paid to both the Sponsor and minority holders for each interest contributed or acquired;
c) Assets and liabilities of each business contributed or acquired.

114. Please advise us, and disclose, why the acquisition of the minority interests results in approximately $3 million of goodwill.

Notes 1.(E) -  1.(J), Acquisitions, pages F-7 to F-8

115. Please advise us, and disclose, the method you will use to account for each of the acquisitions disclosed in the aforementioned notes. Disclose the method used to account for interests owned by unaffiliated third parties and those owned by affiliates, and disclose how you determined the value you will record upon acquisition. Include support for your method.

116. Please advise us, and disclose, whether the mortgage indebtedness assumed is presented at the carrying value or at fair value.

Notes 2.(M), 2.(N), 3.(CC) and 3.(DD), Additional expenses, pages
F-9
and F-10

117. Please advise us of, and disclose, the basis for your adjustments related to assignment of leases, sublease rental income, and additional management fee expense. Include support for your assertions. Please refer to Article 11 of Regulation S-X.

Notes 2.(O) and 3.(EE), Costs associated with operating as public company, pages F-9 and F-10

118. Since it is does not appear that you have a factually supportable basis for the adjustments related to the increased costs associated with your operating as a public company, please remove these adjustments from the pro forma financial statements. Refer to
Article 11 of Regulation S-X.

119. Please advise us if you considered the impact of the leasing activities associated with University Towers Raleigh, LLC on the pro forma combined statement of operations, the accounting treatment, if so, and the basis for any adjustments.

Notes 2.(P) - 2.(T) and 3.(FF) - 3.(JJ), Additional depreciation and amortization expense, pages F-9 to F-11

120. It appears that you are presenting total depreciation and amortization expense associated with the JPI portfolio rather than the "additional" depreciation and amortization expense that would be recognized from the step-up in basis due to recording the assets, etc. at fair value in accordance with purchase accounting. Please advise us, and revise your statements or disclosure, as appropriate.

121. Please advise us of, and disclose, the factors considered in estimating the additional depreciation and amortization expense, and the estimated useful life for each asset purchased.

Notes 2.(U) and 3.(KK), Interest expense, pages F-9 and F-11

122. Please advise us of, and disclose, if you are using current interest rates, or interest rates for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, disclose the effect on income of a 1/8 percent variance in interest rates. Also, please advise us, and disclose, if management has determined that the interest rate used is reasonable.

Notes 2.(V) and 3.(LL), Amortization of deferred financing costs, pages F-9 and F-11

123. Please advise us of, and disclose, the period over which you are amortizing the additional deferred financing costs.

Notes 2.(Y) and 3.(OO), Tax expense, pages F-10 and F-11

124. Please advise us, and disclose, if you calculated the tax expense adjustment using the statutory rate in effect during the periods for which the pro forma statements of operations are presented, and if your adjustment included any unusual effects of loss carry forwards, etc. Include support for your adjustment.


Notes 2.(Z) and 3.(PP), JPI portfolio, pages F-10 and F-11

125. Please clarify that the adjustments related to the acquisition of the JPI portfolio are solely related to certain revenues and expenses, and refer the reader to the statements of the JPI portfolio included elsewhere in the filing.

Report of Independent Registered Public Accounting Firm, pages F-
12,
F-16, F-38, F-44, and F-52

126. In the next amendment, please include a signed copy of each Report of Independent Registered Public Accounting Firm. Refer to
Article 2 of Regulation S-X.

Financial Statement Schedules

127. In the next amendment, please file the schedules required by Rule 5-04 of Regulation S-X, or disclose why this information has been omitted.

Education Realty Trust Predecessor, pages F-17 to F-37
Combined Statements of Cash Flows, page F-20

128. In a supplement response, please advise us why you present distributions from unconsolidated joint ventures as cash provided by investing activities. Do these distributions represent a return of capital rather than a return on capital?

Notes to Combined Financial Statements, pages F-21 to F-37
Note 1, Organization and ownership of the predecessor, page F21

129. Please advise us, and disclose, the percentage interest in Allen
& O`Hara Education Services and the percentage interest in Allen & O`Hara Educational Properties owned by Allen & O`Hara (directly and indirectly) and the percentage interest owned by unaffiliated third parties.

130. Your disclosure suggests that the predecessor entities have common ownership. Please clarify how all of the predecessor entities have common ownership and common management?

131. You indicate that University Towers Raleigh, LLC was formed to own and manage the University Towers property. You also indicate that University Towers Raleigh, LLC is managed by AOES. Please clarify who manages the University Towers Property and your basis for including this property in the combined financial statements.

Note 2, Summary of significant accounting policies, pages F-23 to
F-
28
Basis of Presentation, page F-23

132. Please advise us of, and disclose, your principles of consolidation. Refer to Rule 3A-03 of Regulation S-X.

Revenue recognition, pages F-25 and F-26
Student housing rental revenue, page F-25

133. We note from your disclosure that you recognize lease revenue, incentives and non-refundable application and service fees on a straight-line basis over the term of the lease contract. Please describe the type of lease incentives that you may offer. In addition, tell us your basis for recording the nonrefundable application and service fees on a straight-line basis over the term of the lease? Over what period are the related services performed.
Tell us how this is in compliance with SAB 104.

Development consulting revenue, page F-26

134. Please describe the nature of costs you incur in connection with your development consulting services and over what period these costs are typically incurred. In addition, tell us your basis for measuring job progress based on construction costs incurred relative to the total estimated construction costs rather than the actual management effort expended. Refer to SOP 81-1.

135. Please advise us, and disclose, where in the Combined
Statements
of Operations you report expense reimbursements in connection with
development consulting services.    Support your policy.

136. It appears from the disclosure on page 61 that you incur predevelopment expenditures related to your third-party development consulting activities. Please advise us of, and disclose, the method used to account for these predevelopment expenditures. Support your policy and cite relevant literature.

Note 11, Commitments and contingencies, page F-36

137. Please advise us, and disclose, if the initial public offering and the formation and acquisition transactions contemplated in this filing qualify as a "major capital event" under the predecessor operating agreements. If so, disclose the impact of the guaranteed return, and advise us how you have treated the guarantee in the pro forma financial statements.

JPI Portfolio, pages F-39 to F-43

138. Please revise the statements of certain revenues and expenses for the JPI Portfolio for the comments noted above, as appropriate.

Notes to combined statements of certain revenues and certain expenses, pages F-40 to F-43
Note 1, Basis of presentation, page F-40

139. Please advise us of, and disclose, your basis for determining that the JPI Portfolio was commonly owned and managed.


Note 2, Summary of significant accounting policies, page F-41

Revenue recognition, page F-41

140. Please disclose the future minimum rental income to be received for leases held as of December 31, 2003 and June 30, 2004.

141. Please advise us of, and disclose, the method used to account for revenue related to leasing activities.

National Development/Allen & O`Hara CUPA, LLC, pages F-45 to F-51

Notes to financial statements, pages F-49 to F-51
Note 2, Summary of significant accounting policies, page F-50

142. We note that you record revenue using the percentage of completion method in proportion to the contract costs incurred by the owner over the course of the construction projects. Please expand your disclosure and describe the types of costs you incur and over what period these costs are reflected in the statement of operations.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

143. Please revise to include the underlying facts for this section that you believe afford you an exemption from registration, including the dates of the transactions and the number of purchasers.

Exhibits

144. Please file all remaining required exhibits as promptly as possible. We will review all exhibits prior to granting effectiveness and may have further comments based on our review.

Exhibit 5.1

145. Revise to eliminate the assumption listed in paragraph 5 on page
2 stating that you will assume the Charter will be filed. We note that a copy of the certified charter is one of the documents that counsel notes it has examined for purposes of issuing its opinion.


*   *   *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joshua S. Forgione (202) 824-5464 or Deborah
A.
Wilson, Senior Accountant, at (202) 942-2956 if you have questions regarding comments on the financial statements and related matters.
Please contact Neil Miller at (202) 942-1851 or the undersigned at
(202) 942-1971 with any other questions.

Sincerely,



Owen J. Pinkerton
Senior Counsel


cc:	Rosemarie A. Thurston, Esq. (via facsimile)
      John A. Earles, Esq.
	Morris, Manning & Martin LLP

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Education Realty Trust, Inc.
October 26, 2004
Page 1